SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for 3 October 2006
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X         Form 40-F _____

Enclosures:  SENS announcement dated 3 October 2006 – Results of
General Meeting of Members

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

RESULTS OF GENERAL MEETING OF MEMBERS

Shareholders are advised that –

1.  a special resolution granting a specific authority to Sasol to acquire 60 111 477 ordinary shares in the issued ordinary share capital of Sasol from
Sasol Investment Company (Proprietary) Limited;
2.  a special resolution granting a general authority to Sasol and/or its subsidiaries to acquire Sasol’s ordinary shares, by way of a general repurchase; and
3.  an ordinary resolution authorising any director or the secretary to do all things necessary to give effect to the special resolutions

were passed at a General Meeting of Members on 3 October 2006. The special resolutions will be lodged for registration with the Registrar of Companies.

Rosebank
3 October 2006

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 3 October 2006
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title:    Company Secretary